Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT -

ANNOUNCEMENT OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement of the Resolutions of the Board of Directors" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

5 November 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-033

Announcement of the Resolutions of the Board of Directors

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the "Company"), the Board passed the following resolution by means of written resolution on 5 November 2015.

According to the provisions of the Articles of Association, the Board authorises the Vice Chairman of the Company to assume the role and duties of the Chairman, to perform his duties in accordance with the provisions of the Company Law, the Articles of Association of the Company and other relevant management rules of the Company. The Board authorises the Vice Chairman and the President of the Company to further sub-delegate his powers to perform the duties in accordance with the actual business needs of the Company. The authorisation is with immediate effect.

The number of Directors supposed to be present was 11, of which 10 attended in person. The Directors approved the above resolution unanimously after due consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

The Board of

China Southern Airlines Company Limited

5 November 2015

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